[YOUNG INNOVATIONS, INC. LETTERHEAD]

October 27, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 6010

Washington, D.C. 20549

Attention: Mr. Kevin L. Vaughn

Re:	Young Innovations, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 14, 2008
File No. 000-23213

Ladies and Gentlemen:

This letter is provided to you on behalf of Young Innovations, Inc. (“Young”) in respect to the written comments received from the Division of Corporation Finance dated October 15, 2008, with regard to the above referenced Form 10-K. For your convenience and ease of use, we have set forth each of the Staff’s comments in italics, followed by Young’s responses in bold type.

Form 10-K as of December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 17

Year Ended December 31, 2007 compared to Year Ended December 31, 2006, page 19

1.

With respect to your selling, general and administrative expenses, you state that “the remaining SG&A increase was primarily due to increased investments in infrastructure to support [your] long-term growth objectives.” Please tell us and revise future filings to

Securities and Exchange Commission

provide more detailed and specific discussion of the “investments in infrastructure” that you made during the year. For example, clarify if this represents purchases of new equipment and, if so, how that impacted your SG&A expenses.

In 2007 we made considerable investments in personnel and physical infrastructure to support our long-term growth objectives. We substantially enhanced our sales and marketing team and product development efforts across our product offerings, adding approximately 30 people in these areas. We opened a new warehouse and distribution facility to support both our growth and consolidation activities. We will revise future filings to provide more detailed and specific discussion on investments in infrastructure.

Item 8. Financial Statements and Supplementary Data, page 23

Note 2. Summary of Significant Accounting Policies, page 30

Revenue Recognition, page 31

2.

We note from pages 5 and 11 that approximately 27% of your sales were made through two distributors. Please expand your revenue recognition policy in future filings to specifically address transactions with distributors. Describe the significant terms of your agreements with distributors, including payment, exchange, price protection, discounts, sales incentives, stock rotation, volume pricing and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.

Below is the proposed expanded disclosure to be included in future filings. As Young does not have any exchange rate or price protection agreements with its distributors, no disclosure was added related to these items.

Proposed Disclosure

Revenue Recognition

Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped, as the Company’s shipping terms are customarily FOB shipping point. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned. The Company generally requires payment within 30 days from the date of invoice and offers cash discounts for early payment. For certain acquired businesses that offer different terms, the Company migrates these customers to the terms referred above within a 2-5 year period.

Securities and Exchange Commission

The Company offers discounts to its distributors if certain conditions are met. Customer allowances, volume discounts and rebates, and other short-term incentive programs are recorded as a reduction in reported revenues at the time of sale. The Company reduces product revenue for the estimated redemption of annual rebates on certain current product sales. Customer allowances and rebates are estimated based on historical experience and known trends.

The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company’s option, with the exception of X-ray machines, which have a 90-day return policy. Historically, the level of product returns has not been significant. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The Company owns X-ray equipment rented on a month-to-month basis to customers. A liability for the removal costs of the rented X-ray machines is capitalized and amortized over four years.

Note 21. Commitments and Contingencies, page 44

3.	If material, please revise future filings to include a tabular reconciliation of the changes in your accrual for warranty costs for the reporting period in accordance with paragraph 14.b. of FIN 45.

We will include this tabular reconciliation in our future SEC filings. Below is the preliminary table to be included in our Form 10-Q for the quarterly period ended September 30, 2008.

The following is a rollforward of the Company’s warranty accrual for the nine months ended September 30, 2008:

Balance, December 31, 2007	318
Accruals for warranties issued during the year	425
Warranty settlements made during the year	(371)

Balance, September 30, 2008	372

Securities and Exchange Commission

General

4.

We note from your disclosures on pages 3 – 5 that you offer many different products. We also note from your disclosures on page 13 that you have some foreign operations. Please revise future filings to provide the disclosures required by paragraphs 37-38 of SFAS 131.

Paragraph 37 of SFAS 131 requires an enterprise to disclose the amount of revenue derived from transactions with external customers for each product or service or each group of similar products or services. Young does offer many different products which fall within one of two general categories- consumables and diagnostics. Consumables consist of preventative, infection control, home care and endodontic products. Diagnostics consist of X-ray machines and supplies. Young will update Item 1 of the Form 10-K in future filings to ensure that the disclosures are consistent with these categories. Young will also include the disclosure regarding revenue for consumables and diagnostic products in future Form 10-K filings.

With regard to our foreign operations, these locations represent less than 10% of each of the quantitative thresholds under paragraph 18 in SFAS 131 and, therefore, we determined that the disclosures required by paragraph 38 are not required. We will include these disclosures in future filings if our foreign operations become material.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 1. Financial Statements, page 2

5.

We note that you have “only adopted the provisions of SFAS 157 with respect to [your] financial assets and liabilities that are measured at fair value within the financial statements as of January 1, 2008.” Additionally, we note from your December 31, 2007 Form 10-K that you are invested in a private equity investment fund and that the investment value recorded approximates fair value. Please revise future filings to provide the disclosures required by paragraphs 32 – 35 of SFAS 157 as they relate to this investment.

As discussed in Note 5 in our Form 10-Q, this investment is accounted for under the equity method of accounting. Under the equity method, the investment is not written down to fair value unless there is an impairment, which is not applicable to our investment. Based on the explanation above, we do not believe that the disclosures required by paragraphs 32- 35 of SFAS 157 are required.

Securities and Exchange Commission

Young acknowledges that:

•	Young is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Young may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly with any questions at (312) 644-6400 extension 1137.

Best Regards,

/s/ Arthur L. Herbst, Jr.

Arthur L. Herbst, Jr.

President and Chief Financial Officer